Filed by CPB Inc.

Pursuant to Rule 425 of the Securities Act

of 1933, as amended, and deemed filed

pursuant to Rule 14d-2 and Rule 14a-12

under the Securities Exchange Act of

1934, as amended

Subject Company: CB Bancshares, Inc.

Commission File No. 0-12396

The following is a copy of materials used at a presentation made to the community by CPB Inc. held on April 21, 2003.

Merger of

CPB Inc. and CB Bancshares, Inc.

"Creating a Stronger Local Bank for Hawaii"

April 2003

CPB Inc.
(Holding Company of Central Pacific Bank)

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CPB Stock Outperforms

450 %
400
350
300
250
200
150
100
50
0
1/97
1/98
2/99
2/00
3/01
3/02
4/03
CPB
CBBI

Source: FactSet.
Note: As of 4/14/03.

CPB Inc.

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Merger of

CPB Inc. and CB Bancshares, Inc.

“Creating a Stronger Local Bank

for Hawaii”

April 2003

[LOGO]

Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between CPB Inc. (“CPB”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPB’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions. These statements are based upon the current beliefs and expectations of CPB’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPB’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaiian economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U. S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPB results to differ materially from those described in the forward-looking statements can be found in CPB’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPB does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPB has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPB has created its own financial model for CBBI based on CBBI’s historical performance and CPB’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. The key assumptions for such projections are set forth in this presentation. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction, including related tender/exchange offer materials, and one or more proxy statements for solicitation of proxies from CPB shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement, related tender/exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement, related tender/exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC’s Internet web site at www.sec.gov. The registration statement, related tender/exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPB by directing such request to: CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, Attention David Morimoto, (808) 544-0627.

CPB, its directors and executive officers and certain other persons may be deemed to be “participants” if CPB solicits proxies from CBBI and CPB shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPB’s preliminary proxy statement on Schedule 14A, when filed. Information about the directors and executive officers of CPB and their ownership of and interests in CPB stock is set forth in the proxy statement for CPB’s 2003 Annual Meeting of Shareholders.

Central Pacific Bank & City

Bank: The Right Fit

•     The combination creates a stronger locally based and locally managed bank for Hawaii.

•     The banks share common roots, common values and a common market.

•     Good for our community, customers, employees and shareholders.

Good For Hawaii & the Local

Community

•     Creates a stronger, locally based and managed bank for Hawaii

•      Increase level of competition among Hawaii’s larger banks.

•      Lending, investing, contribution decisions made in Hawaii.

•      A stronger, local bank to help fuel a rebound in Hawaii’s economy.

•      Increased Community Support

•      Central Pacific Bank pledges to maintain the combined level of local community needs.

•      Central Pacific Bank will create a $1 million fund to benefit charitable causes.

Helping Local Business Fuel the

Hawaii Economy

•      97% of Hawaii’s employers are small businesses.

•      Small businesses create two out of every three new jobs in Hawaii.

•                  A Central Pacific Bank - City Bank combination forms a local bank powerhouse better equipped to help business help Hawaii grow.

Good for Hawaii Customers

•      Choice

•                  Expanded menu of business & retail services, including strong commercial real estate, trust and wealth management

•      Convenience

•                  Expanded branch network and ATMs

•      Capacity

•                  Increased lending limits and resources, creating a small-and medium-sized business banking powerhouse

•      Customer Service

•                  Similar cultures help ensure continued tradition of high-touch fiercely loyal service for all customers

Employee Benefits

•      Employees are the bank’s strongest asset and key to the future.

•      Central Pacific Bank reaffirms its commitment to be a preferred employer in the community.

•      Employees to be part of a stronger, more stable & profitable institution; focused on customers.

•      Employees of both companies enjoy Central Pacific Bank’s benefits:

•      Employees’ Stock Ownership Plan

•      401(k) and profit sharing plans

•      Incentive bonus and recognition programs

Shareholders of Both Banks Win

•      Financially attractive

•      CBBI shareholders receive 54%(1) premium and over 290%(1)(2) increase in cash dividends

•      Combined Financial Strength

•      $3.7 billion in combined total assets (3)

•      Increased trading liquidity, visibility

•      Low-risk integration

•      Common values, history and focus

•      Common operating system

(1)   Based on CPB stock price of $25.85 and CBBI stock price of $45.60 on 4/14/03.

(2)   Assumed reinvestment of cash proceeds in CPB stock at CPB’s share price of $25.85 on 4/14/03.

(3)   Pro forma as of 12/31/02

Transaction Summary

Consideration per CBBI Share	1.8956 shares of CPB Stock + $21 in cash
Offer Price (1)	$70 per CBBI share
Premium Over Closing Price (4/14/03)	54%
Premium Over Unaffected Price (2/25/03) (2)	62%
Implied Transaction Value	$285 million
Pro Forma Ownership (3)	68% CPB; 32% CBBI
Anticipated Closing	Q4-2003
Required Approvals & Conditions	CPB and CBBI shareholders, regulatory approvals, satisfactory due diligence and redemption of CBBI’s poison pill

(1)   Based on CPB stock price of $25.85 on 4/14/03.

(2)   Unaffected Price: Price the day before CPB began purchasing shares of CBBI in the open market.

(3)   Assumes 7.7 million CPB shares issued to CBBI shareholders.

CPB Stock Outperforms

[CHART]

Source:  FactSet.

Note:  As of 4/14/03.

Merger of

CPB Inc. and CB Bancshares, Inc.

“Creating a Stronger Local Bank

for Hawaii

April 2003